MELINDA DAVIS LUX

EVP & General Counsel

2 W. Washington Street, Suite 700 | Greenville, SC 29601

(864) 241-8736 | Melinda_DavisLux@ucbi.com

April 20, 2023

Via EDGAR
Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Attention: Tonya K. Aldave

Re:	United Community Banks, Inc. Registration Statement on Form S-4

Filed April 6, 2023, as amended

File No. 333-271173

Request for Effectiveness

Dear Ms. Aldave:

Reference is made to the Registration Statement on Form S-4 (File No. 333-271173) filed by United Community Banks, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on April 6, 2023, as amended on April 20, 2023 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 2:00 p.m., Eastern Time, on April 24, 2023, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Brandon C. Price of Wachtell, Lipton, Rosen & Katz at (212) 403-1367 with any questions you may have concerning this letter or if you require any additional information. Please notify Mr. Price when this request for acceleration of the effectiveness of the Registration Statement has been granted.

Sincerely,

/s/ Melinda Davis Lux
Name:	Melinda Davis Lux
Title:	General Counsel and Corporate Secretary

cc:	Brandon C. Price, Wachtell, Lipton, Rosen & Katz